ABRAXAS PETROLEUM CORPORATION
18803 Meisner Drive
San Antonio, TX 78258

August 4, 2014

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:	Anne Nguyen Parker
Karina V. Dorin

Re:	Abraxas Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-16071

Ladies and Gentlemen:

We are writing in response to the Staff’s comment letter dated July 25, 2014.  For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:

Form 10-K for the Fiscal Year ended December 31, 2013

General

Comment No. 1: Glossary of Terms, page 2.  We note the defined terms relating to “proved reserves”, “probable reserves”, “possible reserves”, “proved developed reserves” and “proved undeveloped reserves” do not appear to precisely coincide with the current definitions set forth in Rule 4-10(a) of Regulation S-X.  Please revise all such terms presented in your Glossary to be consistent with the current definitions set forth in Rule 4-10(a) of Regulation S-X.

Abraxas Response:  Abraxas agrees to revise these terms in future filings beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014. Abraxas intends to utilize the following definitions:

Developed oil and gas reserves* Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Possible reserves* Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Probable reserves* Reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Proved developed reserves* Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

 Proved reserves* Reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves* Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells, in each case where a relatively major expenditure is required.

Undeveloped oil and gas reserves* Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

* This definition is an abbreviated version of the complete definition set forth in Rule 4-10(a) of Regulation S-X. For the complete definition, see: http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&rgn=div5&view=text&node=17:2.0.1.1.8&idno=17.

Business, page 5

Markets and Customers, page 6

Comment No. 2: We note disclosure that “two purchasers accounted for approximately 49% of [y]our oil and gas sales.”  Accordingly, please name such customers or explain why the names of such customers are not required to be included.  See Item 101(c)(vii) of Regulation S-K.

Abraxas Response: Abraxas does not believe that the names of these customers need to be disclosed because Abraxas believes that the loss of these customers would not have a material adverse effect on Abraxas. Abraxas sells its oil and gas under short term arrangements and believes that there are numerous other potential purchasers for its oil and gas. Abraxas has included the following sentence in its Annual Report on Form 10-K for the year ended 2014 on page 7 under the caption “Markets and Customers”: “We believe that there are numerous other purchasers available to buy our oil and gas and that the loss of any of these purchasers would not materially affect our ability to sell our oil and gas.” Furthermore, the largest purchasers of our oil and gas have changed from year to year from 2011 to 2013.

Properties, page 27

Exploratory and Development Acreage, page 27

Comment No. 3:    The disclosure relating to the material concentrations of your expiring undeveloped acreage appears to be limited to an analysis of such acreage only for 2014.  Please expand your disclosure to include the minimum remaining terms of leases and concessions of all acreage to comply with Item 1208(b) of Regulation S-K.

Abraxas Response: As of December 31, 2013, the majority of Abraxas’ 132,881 net acres were held by production. Abraxas agrees to include a detailed breakdown of expiring leases  in future filings in response to the Staff’s comment beginning with its Annual Report on Form 10-K for the year ended December 31, 2014.  Abraxas intends to utilize the following format (using expiring leases as of December 31, 2013 as an example):

The flowing table sets for Abraxas’ net undeveloped acreage subject to expire in year:

	2014	2015	2016	2017	+
Rockies	106	1,908	328	656
Gulf Coast	1,906	439	1,413	1,914
Permian	6,128	2,964	614	—
Canada	—	1,920	14,240	4,480

Reserves Information, page 28

Comment No. 4:  Please expand your disclosure to indicate the extent to which DeGoyler and MacNaughton was responsible for preparing the estimates of probable and possible reserves presented in the table on page 29.

Abraxas Response:  DeGolyer and MacNaughton was responsible for preparing 100% of the estimates of probable and possible reserves for the year ended December 31, 2013. Abraxas agrees to include this disclosure in future filings in response to the Staff’s comment beginning with its Annual Report on Form 10-K for the year ended December 31, 2014.

Comment No. 5:  We note that your tabular disclosure on page 29 includes an aggregation of proved, probable, and possible reserves.  Please revise to conform to the guidance in Item 1202(a)(2) of Regulation S-K, also the answer to Question 105.01, under Section 105, in our Compliance and Disclosure Interpretations (C&DIs), available on our website at http://www.sec.gove/divisions/corpfin/guidance/oilandgas-interp.htm.

Abraxas Response:  Abraxas agrees that it will not aggregate the proved, probable and possible reserve volumes include in this table in future filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2014.  The following table is an example of the revised format we will use based upon our reserves at December 31, 2013:

Summary of Oil, NGL and Gas Reserves As of December 31, 2013
Reserve Category	Oil (MBbls)	NGL (MBbls)	Gas (MMcf)	Oil Equivalents (MBoe)
Proved
Developed	6,846.6	1,464.1	31,572.3	13,572.7
Undeveloped	14,067.8	572.8	16,537.2	17,396.8
Total Proved	20,914.4	2,036.9	48,109.5	30,969.5
Probable
Developed Non-producing	65.8	—	345.7	123.4
Undeveloped	6,987.5	1,866.1	47,624.6	16,791.0
Total Probable	7,053.3	1,866.1	47,970.3	16,914.4
Possible
Undeveloped	7,549.5	736.3	16,824.4	7,595.4
Total Possible	7,549.5	736.3	16,824.4	7,595.4

Proved Undeveloped Reserves, page 30

Comment No. 6:  Please expand your disclosure relating to the change in proved undeveloped reserves that occurred during the year to include the reasons for material changes, such as the changes attributable to extensions, discoveries and other additions, to accompany the quantitative information that is also required by Item 1203(b) of Regulation S-K.

Abraxas Response:  Abraxas Petroleum converted nine proved undeveloped locations to proved producing assets by virtue of its drilling activities during the year ending December 31, 2013.  We also sold 192 proved undeveloped locations in two separate divestitures in the Bakken/Three Forks and Eagle Ford trends. Abraxas added 38 proved undeveloped locations to its inventory by virtue of the successful drilling activities in a specific fault block in its Jourdanton leasehold position.  These locations accounted for 7.710 MMBOE of new booked reserves Abraxas agrees to expand the disclosure relating to changes in proved undeveloped reserves in future filings in response to the Staff’s comment.

Comment No. 7:  We note that the addition of 11,058 MBoe in proved undeveloped reserves related to extensions, discoveries, and other additions appears to represent a material addition for which you should provide a discussion of the technologies used to establish reasonable certainty to comply with Item 1202(a)(6) of regulation S-K.

Abraxas Response:  Abraxas Petroleum added approximately 11.058 MMBOE in net proved undeveloped reserves by virtue of its successful drilling of commercial producing wells in previously unproven fault blocks in the Eagle Ford trend.  We utilized seismic surveys and subsurface geologic data to confirm the continuity of the productive interval across these fault blocks. Abraxas agrees to include a discussion of the technologies utilized in future filings in response to the Staff’s comment.

Comment No. 8:  Please expand your disclosure to provide the total dollar amounts of the capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K.

Abraxas Response:  Abraxas spent approximately $39.4 million converting proved undeveloped reserves to proved developed reserves in 2013. Abraxas agrees to disclose the dollar amount used in converting proved undeveloped reserves to proved developed reserves beginning with its Annual Report on Form 10-K for the year ended December 31, 2014.

Comment No. 9:  Tell us the extent to which your proved undeveloped reserves as of December 31, 2013 will not be developed within five years of the initial disclosure of these reserves and submit the revisions that you propose to clarify your disclosure in this regard.  If material amounts of proved undeveloped reserves will remain undeveloped for five years or more after their initial disclosure also explain the reasons.

Please refer to Item 1203 (d) of Regulation S-K and the answer to Question 131.03 in our Compliance and Disclosure interpretations (C&DIs), available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Abraxas Response:  In response to the Staff’s comment, Abraxas confirms that there were no proved undeveloped reserves reported as of December 31, 2013 that will not be developed within five years of their initial disclosure. In future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2014, we will include disclosure that either confirms that all of our proved undeveloped reserves will be developed within five years or, in the event that there are such proved undeveloped reserves, the circumstances which allowed us to include such reserves in the total amount of  our proved undeveloped reserves.

Oil and Gas Production, Sales Prices and Production Costs, page 31

Comment No. 10:  Please expand the tabular disclosure on page 32 to include the production, by final product sold, for each field that contains 15% or more of your total proved reserves based on oil-equivalent-barrels, to comply with Item 1204(a) of Regulation S-K.

Abraxas Response: In response to the Staff’s comment, Abraxas agrees to disclose the production, by final product sold, for each field that contains 15% or more of our total proved reserves based on oil-equivalent-barrels beginning with its Annual Report on Form 10-K for the year ended December 31, 2014.  Utilizing 2011, 2012 and 2013 production as an example, the format Abraxas intends to use is set forth below:

	2011	2012	2013
Oil production (Bbls)
Rocky Mountain (1)	310,819	402,869	501,657
Permian Basin (2)	113,151	113,691	100,846
Onshore Gulf Coast(3)	93,182	86,107	224,625
Other	22,738	40,825	22,910
Total	539,890	643,492	850,038
Gas production (Mcf)
Rocky Mountain (1)	474,269	802,001	940,969
Permian Basin (2)	1,891,333	1,657,165	1,288,198
Onshore Gulf Coast (3)	1,482,260	1,257,124	1,029,346
Other	373,970	380,789	162,629
Total	4,221,832	4,097,079	3,421,142
NGL production (Bbls)
Rocky Mountain (1)	11,451	23,468	50,421
Permian Basin(2)	15,171	82,200	88,254
Onshore Gulf Coast (3)	231	2,036	7,871
Other	1,271	3,047	2,132
Total	28,124	110,751	148,678

(1) Rocky Mountain Region, production from fields containing 15% or more of our proved reserves are as follows:

	2011	2012	2013
Oil production (Bbls)
Bakken/Three Forks	120,872	126,470	296,451
Gas production (Mcf)
Bakken/Three Forks	99,775	171,186	351,248
NGL production (Bbls)
Bakken/Three Forks	6,979	7,028	9,196

(2)	Permian Basin Region, no individual filed represents more than 15% of total proved reserves.

(3)	Onshore Gulf Coast Region, production from fields containing 15% or more of our total proved reserves.

	2011	2012	2013
Oil production (Bbls)
Eagleford	-	13,027	154,910
Gas production (Mcf)
Eagleford	-	21,370	45,560
NGL production (Bbls)
Eagleford	-	2,036	7,530

Comment No. 11:  Please tell us what consideration you have given to filing as exhibits under Item 601(b)(10) your real estate lien note and the note by Raven Drilling, LLC with respect to the rig loan agreement dated September 19, 2011 that was finalized February 14, 2012.

Abraxas Response:  We have not previously included the building mortgage as an exhibit as we did not believe that it was material. Abraxas agrees to include a copy of the loan agreement (and all amendments) as an exhibit to its Quarterly Report on Form 10-Q for the period ending June 30, 2014 and will include it by reference in its Annual Report on Form 10-K for the year ended December 31, 2014.

Abraxas previously filed the rig loan agreement as Exhibit 10.1 to our Current Report on Form 8-K filed on September 23, 2011. This agreement was listed in the exhibit index to our Annual Report on Form 10-K for the year ended December 31, 2013 as Exhibit 10.17.

Financial Statements

Note 15 – Supplemental Oil and Gas Disclosures (Unaudited), page F-29

Estimated Quantities of Proved Oil and Gas Reserves, page F-30

Comment No. 12:  Please expand your disclosure to explain the reasons for the significant changes in your proved reserves, such as those relating to the additions from extensions and discoveries for the periods ending December 31, 2013, to comply with FASB ASC paragraph 932-235-50-5.

Abraxas Response: In response to the Staff’s comment, Abraxas agrees to expand the disclosure to explain the reasons for the significant changes in our proved reserves beginning with its Annual Report on Form 10-K for the year ended December 31, 2014. Abraxas wishes to inform the Staff that, for the period ending December 31, 2013, additions from extensions and discoveries were primarily related to acquisitions in the Eagle Ford. These extensions and discoveries consisted of two prospects in McMullen County, the Dilworth East and Cave, that accounted for 2.8 MMBoe of proved undeveloped reserve additions. On an existing lease at our Jourdanton prospect in Atascosa County, we drilled a successful well in the Blue Eyes 1H.   Based off of this successful well, an additional 7.710 MMbo (gas reserves were not booked even though they are currently being developed and sold) of proved undeveloped reserves were identified from locations on contiguous units in the same fault block.   Abraxas also sold 9.1 MMBoe of proved reserves. The majority of the divested barrels were from Abraxas’ non-operated Bakken and WyCross property sales.

*  *  *  *  *  *

Abraxas Petroleum Corporation acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (210) 757-9835 or Bill Krog, Abraxas’ Chief Accounting Officer at (210) 757-9832, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

                         /s/Geoffrey R. King

Geoffrey R. King,
Vice President and Chief Financial Officer

18803 Meisner Drive
San Antonio, Texas 78258
Phone: 210.490.4788    Fax: 210.918.6675